                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           (AMENDMENT NO.  6)*
                                          -----


                                MGM Grand, Inc.
         -------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $.01 par value
              ---------------------------------------------------
                        (Title of Class of Securities)

                                   552953101
                   -----------------------------------------
                                 (CUSIP Number)
                            Richard E. Sobelle, Esq.              (702) 737-8060
                             Tracinda Corporation
                   4835 Koval Lane, Las Vegas, Nevada 89109
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               January 23, 1997
       -----------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

-----------------------                                 ----------------------
  CUSIP No.  552953101                                   PAGE __  OF __ PAGES
-----------------------                                 ----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Kirk Kerkorian
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                     (a) [x]
                                                                       (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                         [_]


------------------------------------------------------------------------------

      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF           35,621,265

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             35,621,265

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      35,621,265

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
 12                                                                        [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
      61.6%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
 14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

-----------------------                                 ----------------------
  CUSIP No. 552953101                                    PAGE __  OF __ PAGES
-----------------------                                 ----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Tracinda Corporation
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                     (a) [x]
                                                                       (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                         [_]


------------------------------------------------------------------------------

      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Nevada

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            31,726,859

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             31,726,859

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      31,726,859

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
 12                                                                        [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
      54.9%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
 14
      CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 6 amends and supplements the Statement on Schedule 13D (as previously amended, the "Schedule 13D"), relating to the common stock par value $.01 per share (the "Shares"), of MGM Grand, Inc., a Delaware corporation (the "Company"), previously filed by Mr. Kerkorian and Tracinda Corporation ("Tracinda"). Terms used and not defined in this Amendment have the meaning set forth in the Schedule 13D.

     1. Item 4, "Purpose of Transaction," Item 5, "Interest in Securities of the Issuer" and Item 6, "Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer" of the Schedule 13D are hereby amended to add the following information:

     On November 20, 1995, Tracinda filed an amendment to its Schedule 13D disclosing its intention to donate 20,000,000 shares (adjusted for stock split) of Chrysler common stock and 2,000,000 shares of MGM Grand, Inc. common stock to The Lincy Foundation, a California non-profit public benefit corporation formed in 1989 by Tracinda. One condition of the donation was the receipt by Tracinda of a favorable tax ruling by the Internal Revenue Service relating to the proposed gift. Tracinda has been advised by the Internal Revenue Service that its requested tax ruling will not be approved. Accordingly, Tracinda has withdrawn the request. As a result of the failure to obtain the ruling, the proposed donation to The Lincy Foundation, which was to have been made in three annual installments commencing in November, 1997 will not be made. It is Tracinda's intent, however, to make comparable gifts to charitable organizations directly, either in shares of Chrysler common stock, MGM Grand, Inc. common Stock, other securities, or cash. Such donations may be made at times different from the times the proposed donations to The Lincy Foundation were to have been made. On this date Tracinda has donated $32,500,288 consisting of 875,008 shares of Chrysler common stock (valued at $31,500,288) and $1,000,000 in cash to 30 charitable organizations. Future gifts will be subject to certain conditions including the consent of Tracinda's lenders.

     2. Except as specifically provided herein, this amendment does not modify any of the information previously reported on the Schedule 13D

                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     TRACINDA CORPORATION



                                                     BY:/s/ Anthony L. Mandekic
                                                        -----------------------
                                                           Anthony L. Mandekic
                                                           Secretary/Treasurer
January 23, 1997